

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2017

Ernest Loumaye
Chief Executive Officer
ObsEva SA
Chemin des Aulx, 12
1228 Plan-les-Ouates
Geneva, Switzerland

      Re: ObsEva SA
          Registration Statement on Form F-1
          Filed November 9, 2017
          File No. 333-221462

Dear Dr. Loumaye:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Irene Paik at 202-551-6553 with any questions.

                       Division of Corporation Finance
                       Office of Healthcare & Insurance

cc: Ryan Sansom - Cooley LLP